Exhibit 99.3

Exhibit 99.3

Vermilion Energy Inc.

2013 Audited Annual Financial Statements

DEFINED PRODUCTION GROWTH
RELIABLE & GROWING DIVIDENDS

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgements and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s external auditors, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the external Auditor’s Report before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2013.

(“Lorenzo Donadeo”)	(“Curtis W. Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 27, 2014

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013 of the Company and our report dated February 27, 2014 expressed an unqualified opinion on those financial statements.

(“Deloitte LLP”)

Chartered Accountants

February 27, 2014

Calgary, Canada

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and 2012, and the consolidated statements of net earnings and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2013 and 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(“Deloitte LLP”)

Chartered Accountants

February 27, 2014

Calgary, Canada

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS)

		December 31,	December 31,
	Note	2013	2012
ASSETS
Current
Cash and cash equivalents	17	389,559	102,125
Accounts receivable		167,618	180,064
Crude oil inventory		17,143	25,719
Derivative instruments	13	2,285	2,086
Prepaid expenses		11,178	10,508
		587,783	320,502

Deferred taxes	9	184,832	193,354
Exploration and evaluation assets	6	136,259	117,161
Capital assets	5	2,799,845	2,445,240
		3,708,719	3,076,257

LIABILITIES
Current
Accounts payable and accrued liabilities		267,832	300,682
Dividends payable	10	20,425	18,836
Derivative instruments	13	3,572	8,484
Income taxes payable	9	55,615	27,709
		347,444	355,711

Long-term debt	8	990,024	642,022
Asset retirement obligations	7	326,162	371,063
Deferred taxes	9	328,714	288,815
		1,992,344	1,657,611

SHAREHOLDERS’ EQUITY
Shareholders’ capital	10	1,618,443	1,481,345
Contributed surplus		75,427	69,581
Accumulated other comprehensive income (loss)		47,142	(32,409)
Deficit		(24,637)	(99,871)
		1,716,375	1,418,646
		3,708,719	3,076,257

APPROVED BY THE BOARD

(“Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended
		December 31,	December 31,
	Note	2013	2012
REVENUE
Petroleum and natural gas sales		1,273,835	1,083,103
Royalties		(67,936)	(52,084)
Petroleum and natural gas revenue		1,205,899	1,031,019

EXPENSES
Operating	21	195,043	178,442
Transportation		28,924	24,113
Equity based compensation	11	60,845	47,104
Loss on derivative instruments	13	1,971	6,986
Interest expense		38,183	27,586
General and administration	21	49,910	43,773
Foreign exchange (gain) loss		(50,162)	1,546
Other expense	4	457	8,751
Accretion	7	24,565	23,040
Depletion and depreciation	5, 6	322,386	295,943
Impairment (recovery)	5	(47,400)	65,800
Gain on acquisition	4	-	(45,309)
		624,722	677,775
EARNINGS BEFORE INCOME TAXES		581,177	353,244

INCOME TAXES	9
Deferred		35,177	(19,291)
Current		218,359	181,913
		253,536	162,622

NET EARNINGS		327,641	190,622

OTHER COMPREHENSIVE INCOME
Currency translation adjustments		79,551	978
COMPREHENSIVE INCOME		407,192	191,600

NET EARNINGS PER SHARE	12
Basic		3.24	1.94
Diluted		3.20	1.92

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)	12
Basic		100,969	98,016
Diluted		102,467	99,294

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2013	2012
OPERATING
Net earnings		327,641	190,622
Adjustments:
Accretion	7	24,565	23,040
Depletion and depreciation	5, 6	322,386	295,943
Impairment (recovery)	5	(47,400)	65,800
Gain on acquisition	4	-	(45,309)
Unrealized gain on derivative instruments	13	(5,111)	(5,751)
Equity based compensation	11	60,845	47,104
Unrealized foreign exchange (gain) loss		(52,028)	4,350
Unrealized other expense		1,451	1,220
Deferred taxes	9	35,177	(19,291)
Asset retirement obligations settled	7	(11,922)	(13,739)
Changes in non-cash operating working capital	14	49,421	(47,409)
Cash flows from operating activities		705,025	496,580

INVESTING
Drilling and development	5	(537,564)	(413,221)
Exploration and evaluation	6	(13,789)	(39,317)
Property acquisitions	4, 6	(9,189)	(106,184)
Dispositions	5	8,627	-
Corporate acquisitions, net of cash acquired	4	(24,124)	(63,482)
Payment of amount due pursuant to acquisition		-	(134,307)
Changes in non-cash investing working capital	14	(41,691)	16,588
Cash flows used in investing activities		(617,730)	(739,923)

FINANCING
Increase in long-term debt	8	347,284	265,395
Issuance of shares pursuant to the dividend reinvestment plan	10	-	36,339
Cash dividends	10	(168,719)	(187,484)
Cash flows from financing activities		178,565	114,250
Foreign exchange gain (loss) on cash held in foreign currencies		21,574	(3,289)

Net change in cash and cash equivalents		287,434	(132,382)
Cash and cash equivalents, beginning of year		102,125	234,507
Cash and cash equivalents, end of year	17	389,559	102,125

Supplementary information for operating activities - cash payments
Interest paid		37,562	30,792
Income taxes paid		192,865	190,611

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	190,622	190,622
Currency translation adjustments		-	-	978	-	978
Equity based compensation expense	11	-	46,468	-	-	46,468
Dividends declared	10	-	-	-	(223,717)	(223,717)
Issuance of shares pursuant to the
dividend reinvestment plan	10	72,058	-	-	-	72,058
Vesting of equity based awards	10, 11	33,355	(33,355)	-	-	-
Share-settled dividends
on vested equity based awards	10, 11	7,151	-	-	(7,151)	-
Shares issued pursuant to the bonus plan	10	636	-	-	-	636
Balances as at December 31, 2012		1,481,345	69,581	(32,409)	(99,871)	1,418,646

				Accumulated
				Other		Total
		Shareholders’	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Income	Deficit	Equity
Balances as at January 1, 2013		1,481,345	69,581	(32,409)	(99,871)	1,418,646
Net earnings		-	-	-	327,641	327,641
Currency translation adjustments		-	-	79,551	-	79,551
Equity based compensation expense	11	-	60,216	-	-	60,216
Dividends declared	10	-	-	-	(242,599)	(242,599)
Issuance of shares pursuant to the
dividend reinvestment plan	10	72,291	-	-	-	72,291
Vesting of equity based awards	10, 11	54,370	(54,370)	-	-	-
Share-settled dividends
on vested equity based awards	10, 11	9,808	-	-	(9,808)	-
Shares issued pursuant to the bonus plan	10	629	-	-	-	629
Balances as at December 31, 2013		1,618,443	75,427	47,142	(24,637)	1,716,375

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders’ capital.

Accumulated other comprehensive income (loss)

Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

notes to the Consolidated Financial Statements

For the year ended December 31, 2013 and 2012

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on February 27, 2014.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of Consolidation

Subsidiaries that are directly controlled by the parent company or indirectly controlled through other consolidated subsidiaries are fully consolidated. Vermilion accounts for joint operations by recognizing its share of assets, liabilities, income and expenses. All significant intercompany balances, transactions, income and expenses are eliminated upon consolidation.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets

Vermilion accounts for exploration and evaluation of petroleum and natural gas property (“E&E”) costs in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to explore and extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets. E&E costs that are capitalized may include costs of licence acquisitions, technical services and studies, seismic acquisitions, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets. Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not initially depleted and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proven and probable reserves are identified. If proven and probable reserves are identified as recoverable, the related E&E costs are reclassified to Petroleum and Natural Gas (“PNG”) assets pending an impairment test. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years.

Petroleum and Natural Gas Assets

Vermilion recognizes PNG assets at cost less accumulated depletion, depreciation and impairment losses. Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG assets are replaced, disposed of, or no longer in use, they are derecognized.

Gains and losses on disposal of a component of PNG assets, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component, and are recognized in net earnings.

Depletion and Depreciation

Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives. The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and office equipment are recorded at cost and are depreciated on a declining-balance basis.

Impairment of Long-Lived Assets

E&E assets are tested for impairment when reclassified to PNG assets or when indicators of impairment are identified.  If indicators of impairment are identified, E&E assets are tested for impairment as part of the group of Cash Generating Units (“CGU’s”) attributable to the jurisdiction in which the exploration area resides.

PNG depletion units are aggregated into CGUs for impairment testing.  The determination of CGU’s is based on managements’ judgement and represents the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount, an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount.

For PNG assets and E&E assets, when there has been an impairment loss recognized, at each reporting date an assessment is performed as to whether the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher than the carrying value after recognition of an impairment, that impairment loss is reversed, with such reversal not to exceed the depreciated value of the asset had no impairment loss been previously recognized.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and short-term investments, which are comprised primarily of guaranteed investment certificates.

Crude Oil Inventory

Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer, are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis and includes related operating expenses, royalties, and depletion.

Provisions and Asset Retirement Obligations

Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements when an event gives rise to an obligation of uncertain timing or amount.

The estimated present value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings in the period as accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Vermilion applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting the obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract. Before a provision is established, Vermilion first recognizes any impairment loss on assets associated with the onerous contract. For the periods presented in the consolidated financial statements there were no onerous contracts recognized.

Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer. For the majority of Canadian oil and natural gas production, legal title transfers upon delivery to major pipelines. In Australia, oil is sold at the Wandoo B Platform. In the Netherlands, natural gas is sold at the plant gate. In France, oil is sold either when delivered to the refinery by pipeline or when delivered to the refinery via tanker.

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Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Cash and cash equivalents are classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings in the period in which it occurs.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost. The carrying value of accounts receivable approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends payable, and long-term debt have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative instruments have been classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings in the period in which it occurs.

Equity Based Compensation

Vermilion has long-term equity based compensation plans for directors, officers and employees of Vermilion and its subsidiaries. Equity based compensation expense is recognized in net earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus. Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of the forfeiture rate based on historical vesting data. The grant date fair value of the awards is determined as the grant date closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the Company’s estimate of the performance factor that will ultimately be achieved.

Per Share Amounts

Net earnings per share is calculated using the weighted-average number of shares outstanding during the period. Diluted net earnings per share is calculated using the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares is determined by considering whether equity based compensation plans, if converted during the year, would result in reduced net earnings per share.

The treasury stock method is used to determine the dilutive effect of equity based compensation plans. The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares at the average market price during the period. Equity based awards outstanding are included in the calculation of diluted net earnings per share based on estimated performance factors.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is Vermilion’s reporting currency. As several of Vermilion’s subsidiaries transact and operate primarily in countries other than Canada, they accordingly have functional currencies other than the Canadian dollar.

Transactions denominated in currencies other than the functional currency of the subsidiary are translated to the functional currency at the prevailing rates on the date of the transaction. Non-monetary assets or liabilities that result from such transactions are held at the prevailing rate on the date of the transaction. Monetary items denominated in non-functional currencies are translated to the functional currency of the subsidiary at the prevailing rate at the balance sheet date. All translations associated with currencies other than the respective functional currencies are recorded in net earnings.

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date. The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive income (loss) and are held within accumulated other comprehensive income (loss) until a disposal or partial disposal of a subsidiary. A disposal or partial disposal may give rise to a realized gain or loss, which is recorded in net earnings.

Within the consolidated group there are outstanding intercompany loans which in substance represent investments in certain subsidiaries. When these loans are identified as part of the net investment in a foreign subsidiary, any exchange differences arising on those loans are recorded to currency translation adjustments within other comprehensive income (loss) until the disposal or partial disposal of the subsidiary.

Income Taxes

Deferred taxes are calculated using the liability method of accounting. Under this method, deferred tax is recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheets and respective tax basis. This calculation uses enacted or substantively enacted tax rates that will be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in net earnings in the period in which the related legislation is substantively enacted.

11

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion conducts business.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of that asset. Borrowing costs are capitalized by applying interest rates attributable to the project being financed and could include both general and/or specific borrowings. Interest rates applied from general borrowings are computed using the weighted average borrowing rate for the period.

Measurement Uncertainty

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented.

Key areas where management has made complex or subjective judgements include asset retirement obligations, assessment of impairment or recovery of impairment of long-lived assets and income taxes. Actual results could differ significantly from these and other estimates.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of the amount and timing of future expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures could materially impact Vermilion’s measurement of the obligations and, correspondingly, impact Vermilion’s financial position and net earnings.

Assessment of Impairments or Recovery of Previous Impairments

Impairment tests are performed at a CGU level. CGUs are determined based on management’s judgment of the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used by Vermilion to determine CGUs may vary by country due to the unique operating and geographic circumstances in each country. However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.

The calculation of the recoverable amount of the CGUs is based on market factors, estimates of PNG reserves and future costs required to develop reserves. Vermilion’s reserve estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material. Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures of such production.

Income Taxes

Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease our tax liability. The determination of current and deferred tax amounts recognized in the consolidated financial statements was based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.

3. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2013, Vermilion adopted the following pronouncements as issued by the IASB. The adoption of these standards did not have a material impact on Vermilion’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaced Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 “Joint Arrangements”

IFRS 11 replaced IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

12

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

3. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Continued)

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 provides comprehensive disclosure requirements for interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

Accounting pronouncements not yet adopted

The impact of the adoption of the following pronouncements are currently being evaluated, but are not expected to have a material impact on Vermilion’s consolidated financial statements:

IFRIC 21 “Levies”

On May 20, 2013, IASB issued guidance on IFRIC 21, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs. The interpretation is effective for annual periods beginning on or after January 1, 2014.

IAS 36 “Impairment of Assets”

On May 29, 2013, the IASB issued amendments to IAS 36 "Impairment of Assets" which reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. This amendment is effective for annual periods beginning on or after January 1, 2014.

IFRS 9 “Financial Instruments”

The IASB has undertaken a three-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In February of 2014, the IASB confirmed that the mandatory effective date of IFRS 9 shall be January 1, 2018.

4. BUSINESS COMBINATIONS

Property acquisition:

France

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine Basins in France, for total consideration of $106.1 million before closing adjustments. The acquired working interests expanded Vermilion's existing interests and was a natural addition to the Company’s existing France asset base.

The acquired assets include land, wells, facilities, and inventory located in the Company’s core producing basins in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million. A gain of $45.3 million was recognized as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date. The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

13

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

 4. BUSINESS COMBINATIONS (Continued)

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	106,115
Total consideration	106,115

($M)	Allocation of Consideration
Petroleum and natural gas assets	206,191
Asset retirement obligations assumed	(27,518)
Deferred tax liabilities	(23,151)
Acquired non-cash working capital deficiencies	(4,098)
Net assets acquired	151,424
Gain on acquisition	(45,309)
Net assets acquired, net of gain on acquisition	106,115

Transfer taxes associated with this acquisition totalling $8.5 million have been excluded from the consideration and have been recognized as an expense in the year ended December 31, 2012 within “Other expense” in the consolidated statements of net earnings and comprehensive income.

Corporate acquisitions:

a)	Netherlands

On October 10, 2013, Vermilion acquired, through its wholly-owned subsidiary, 100% of the shares of Northern Petroleum Nederland B.V., a subsidiary of UK-based Northern Petroleum Plc. (“Northern”) for total consideration of $27.5 million. The acquisition is a complementary addition to the existing Netherlands asset base, including interests in six onshore licences in production or development, three onshore exploration licenses, and one offshore production license in the Netherlands. Vermilion funded this acquisition from cash on hand.

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	27,500
Total consideration	27,500

($M)	Allocation of Consideration
Petroleum and natural gas assets	47,743
Asset retirement obligations assumed	(12,439)
Deferred tax liabilities	(10,412)
Cash acquired	3,376
Acquired non-cash working capital	(768)
Net assets acquired	27,500

The results of operations from the assets acquired have been included in Vermilion's consolidated financial statements beginning October 10, 2013 and have contributed revenues of $2.7 million and operating income of $1.0 million for the year ended December 31, 2013.

Had the acquisition occurred on January 1, 2013, management estimates that consolidated revenues would have increased by an additional $13.5 million and consolidated operating income would have increased by $6.3 million for the year ended December 31, 2013. In determining the pro-forma amounts, management has assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2013. It is impracticable to derive all amounts necessary to determine the increase to net earnings from the acquired working interests as operations were immediately merged with Vermilion’s operations.

14

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

4. BUSINESS COMBINATIONS (Continued)

b)	France

On December 21, 2012, Vermilion acquired, through its wholly owned subsidiaries, 100% of the shares of ZaZa Energy France S.A.S for total consideration of $74.9 million. The acquired company holds operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin. The acquired company expands Vermilion’s existing operations in France and is aligned with Vermilion’s objective to consolidate assets within the Company’s core operating areas.

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	74,947
Total consideration	74,947

($M)	Allocation of Consideration
Petroleum and natural gas assets	136,297
Asset retirement obligations assumed	(22,623)
Deferred tax liabilities	(40,046)
Cash acquired	11,465
Acquired non-cash working capital	(10,146)
Net assets acquired	74,947

5. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2012	2,016,611	15,071	2,031,682
Additions	407,973	5,248	413,221
Transfers from exploration and evaluation assets	10,528	-	10,528
Property acquisitions	206,260	-	206,260
Corporate acquisitions	136,297	-	136,297
Borrowing costs capitalized	9,994	-	9,994
Changes in estimate for asset retirement obligations	1,334	-	1,334
Depletion and depreciation	(289,194)	(5,165)	(294,359)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(3,882)	(35)	(3,917)
Balance at December 31, 2012	2,430,121	15,119	2,445,240
Additions	531,760	5,804	537,564
Transfers from exploration and evaluation assets	1,508	-	1,508
Corporate acquisitions	47,743	-	47,743
Dispositions	(8,627)	-	(8,627)
Changes in estimate for asset retirement obligations	(91,527)	-	(91,527)
Depletion and depreciation	(310,370)	(6,138)	(316,508)
Impairment recovery	47,400	-	47,400
Effect of movements in foreign exchange rates	136,626	426	137,052
Balance at December 31, 2013	2,784,634	15,211	2,799,845

Cost	3,260,772	35,268	3,296,040
Accumulated depletion and depreciation	(830,651)	(20,149)	(850,800)
Carrying amount at December 31, 2012	2,430,121	15,119	2,445,240

Cost	3,938,986	43,932	3,982,918
Accumulated depletion and depreciation	(1,154,352)	(28,721)	(1,183,073)
Carrying amount at December 31, 2013	2,784,634	15,211	2,799,845

15

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

5. CAPITAL ASSETS (Continued)

Depletion and depreciation rates

PNG assets (unit of production method)

Furniture and office equipment (declining balance at rates of 5% to 25%)

Capitalized overhead

During the year ended December 31, 2013, Vermilion capitalized $8.5 million (2012 - $4.8 million) of overhead costs directly attributable to PNG activities.

Impairments and recovery of previous impairments

On a quarterly basis, Vermilion performs an assessment as to whether any CGUs have indicators of impairment. When indicators of impairment are identified, Vermilion assesses the recoverable amount of the applicable CGU based on the estimated fair value less costs to sell as at the reporting date. The estimated fair value takes into account the most recent commodity price forecasts, expected production and estimated costs of development.

During the years ended December 31, 2013 and 2012, Vermilion performed assessments as to whether any cash generating units (“CGU”) had indicators of impairment or recovery of previous impairment.  In the fourth quarter of 2013, Vermilion identified indicators of impairment recovery for a Canadian CGU where impairment charges were previously recorded for the three months ended December 31, 2011 and March 31, 2012.  The impairment recovery resulted from increased proved and probable reserves of natural gas and natural gas liquids, due primarily to the successful application of horizontal drilling and multi-stage fracturing technology to the previously impaired cash generating unit.

Benchmark prices used in the calculations of recoverable amounts were determined by multiplying the mix of oil, natural gas and NGLs inherent in the reserves of the conventional deep natural gas and shallow coal bed methane CGUs by the price forecasts for each year. The blended price per barrel of oil equivalent (BOE) forecasts were:

$/BOE	December 31, 2013	March 31, 2012	December 31, 2011
2014	42.09	35.78	37.12
2015	44.18	38.23	39.52
2016	45.39	40.68	41.95
2017	45.41	43.13	44.34
2018	45.43	45.61	45.82
2019	45.50	46.53	46.79
2020	45.86	47.51	47.72
2021	46.78	48.44	48.71
Average increase thereafter	2.0%	2.0%	2.0%

16

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

6. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2012	92,301
Additions	39,317
Transfers to petroleum and natural gas assets	(10,528)
Depreciation	(3,485)
Effect of movements in foreign exchange rates	(444)
Balance at December 31, 2012	117,161
Additions	13,789
Property acquisitions	9,189
Transfers to petroleum and natural gas assets	(1,508)
Depreciation	(3,712)
Effect of movements in foreign exchange rates	1,340
Balance at December 31, 2013	136,259

Cost	125,165
Accumulated depreciation	(8,004)
Carrying amount at December 31, 2012	117,161

Cost	149,175
Accumulated depreciation	(12,916)
Carrying amount at December 31, 2013	136,259

7. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2012	310,531
Additional obligations recognized	55,228
Changes in estimates for existing obligations	(26,560)
Obligations settled	(13,739)
Accretion	23,040
Changes in discount rates	22,807
Effect of movements in foreign exchange rates	(244)
Balance at December 31, 2012	371,063
Additional obligations recognized	15,655
Changes in estimates for existing obligations	(21,068)
Obligations settled	(11,922)
Accretion	24,565
Changes in discount rates	(73,675)
Effect of movements in foreign exchange rates	21,544
Balance at December 31, 2013	326,162

Vermilion has estimated the net present value of its asset retirement obligations to be $326.2 million as at December 31, 2013 (2012 - $371.1 million) based on a total undiscounted future liability, after inflation adjustment, of $1.3 billion (2012 - $1.3 billion). These payments are expected to be made between 2014 and 2063. Vermilion calculated the present value of the obligations using discount rates between 6.4% and 8.3% (2012 - between 5.8% and 7.5%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. Inflation rates used in determining the cash flow estimates were between 1.1% and 2.5% (2012 - between 1.4% and 2.5%).

Vermilion reviews annually its estimates of the expected costs to reclaim the net interest in its wells and facilities. The resulting changes are categorized as changes in estimates for existing obligations in the preceding table. The significant changes in the liability for the year ended December 31, 2013 primarily resulted from an overall decrease in the inflation rates applied to the abandonment obligations.

17

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

8. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As At
($M)	Dec 31, 2013	Dec 31, 2012
Revolving credit facility	766,898	419,784
Senior unsecured notes	223,126	222,238
Long-term debt	990,024	642,022

Revolving Credit Facility

At December 31, 2013, Vermilion had in place a bank revolving credit facility totalling $1.2 billion, of which approximately $766.9 million was drawn. The facility, which matures on May 31, 2016, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2013, the interest rate on the revolving credit facility was approximately 3.3% (2012 – 3.3%).

The amount available to Vermilion under this facility is reduced by certain outstanding letters of credit associated with Vermilion’s operations totalling $8.1 million as at December 31, 2013 (2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.

As at December 31, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

18

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

9. INCOME TAXES

Deferred taxes

The net deferred income tax liability at December 31, 2013 and 2012 is comprised of the following:

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Deferred income tax liabilities:
Capital assets	(332,740)	(322,620)
Asset retirement obligations	(87,888)	(45,362)
Basis difference of investments	(189)	(330)
Unrealized foreign exchange	(13,017)	(22,603)
Other	(12,383)	(11,502)
Deferred income tax assets:
Derivative contracts	323	1,600
Capital assets	75,352	67,310
Non-capital losses	170,625	167,230
Asset retirement obligations	54,037	69,359
Other	1,998	1,457
Net deferred income tax liability	(143,882)	(95,461)
Comprised of:
Deferred income tax assets	184,832	193,354
Deferred income tax liability	(328,714)	(288,815)
Net deferred income tax liability	(143,882)	(95,461)

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 25.0% (2012 - 25.0%), as follows:

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Earnings before income taxes	581,177	353,244
Canadian corporate tax rate	25.0%	25.0%
Expected tax expense	145,294	88,311
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (1)	50,585	44,605
Foreign tax rate differentials (1) (2)	1,875	18,539
Equity based compensation expense	15,211	11,776
Amended returns and changes to estimated tax pools and tax positions	38,197	3,478
Changes in statutory tax rates and the estimated reversal rates associated with temporary differences	5,299	7,506
Gain on acquisition	-	(12,389)
Other non-deductible items	(2,925)	796
Provision for income taxes	253,536	162,622

(1)	In Australia, current taxes included both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.

(2) The effective corporate tax rate was 38.0% in France, 46.0% in the Netherlands and 25.0% in Ireland.

Tax assessments

As at December 31, 2013, Income Taxes Payable includes a provision relating to tax assessments from tax authorities for prior period tax positions. Vermilion has determined the provision based on management’s best estimate of the amount required to settle the tax assessments and has classified the provision as a current liability. The amounts ultimately paid and the timing of settlement could differ from our best estimate and, therefore, could have an impact on future net earnings and cash flows.

19

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

10. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2012	96,430	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,631	72,058
Vesting of equity based awards	904	33,355
Share-settled dividends on vested equity based awards	157	7,151
Shares issued pursuant to the bonus plan	13	636
Balance as at December 31, 2012	99,135	1,481,345
Issuance of shares pursuant to the dividend reinvestment plan	1,402	72,291
Vesting of equity based awards	1,372	54,370
Share-settled dividends on vested equity based awards	202	9,808
Shares issued pursuant to the bonus plan	12	629
Balance as at December 31, 2013	102,123	1,618,443

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends

Dividends declared to shareholders for the year ended December 31, 2013 were $242.6 million (2012 - $223.7 million). Dividends are approved by the Board of Directors and are paid monthly. Vermilion has a dividend reinvestment plan which allows eligible holders of common shares to purchase additional common shares at a 5% discount to market by reinvesting their cash dividends. Subsequent to the end of the period and prior to the consolidated financial statements being authorized for issue on February 27, 2014, Vermilion declared dividends totalling $44.0 million or $0.215 per share for each of January and February of 2014.

11. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2013	2012
Opening balance	1,690	1,750
Granted	832	681
Vested	(749)	(596)
Forfeited	(108)	(145)
Closing balance	1,665	1,690

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved. Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values. For the year ended December 31, 2013, the awards granted had a weighted average fair value of $80.79 (2012 - $61.08).

The performance factor is determined by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth and health, safety and environment performance.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of forfeiture rate based on historical vesting data. For the year ended December 31, 2013, Vermilion incorporated an estimated forfeiture rate of 6.61% (2012 - 5.37%). Equity based compensation expense of $60.2 million was recorded during the year ended December 31, 2013 (2012 - $46.5 million) related to the VIP.

20

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

12. PER SHARE AMOUNTS

Basic and diluted net earnings per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2013	Dec 31, 2012
Net earnings [1]	327,641	190,622
Basic weighted average shares outstanding [2]	100,969	98,016
Dilutive impact of equity based award plans	1,498	1,278
Diluted weighted average shares outstanding [3]	102,467	99,294
Basic earnings per share ([1] ÷ [2])	3.24	1.94
Diluted earnings per share ([1] ÷ [3])	3.20	1.92

13. DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements.

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2013:

	Note	Daily Volume	Strike Price(s)
Crude Oil
WTI - Collar
January 2014 - March 2014		1,000 bbl/d	97.50 - 104.69 USD $
WTI - Swap
January 2014 - March 2014		500 bbl/d	101.22 USD $
January 2014 - March 2014	(1)	250 bbl/d	105.45 USD $
January 2014 - June 2014		250 bbl/d	100.05 USD $
January 2014 - June 2014	(2)	1,000 bbl/d	100.07 USD $
Dated Brent - Collar
January 2014 - March 2014		2,500 bbl/d	104.00 - 110.46 USD $
January 2014 - June 2014		1,250 bbl/d	103.20 - 110.24 USD $
April 2014 - June 2014		1,000 bbl/d	105.00 - 115.00 USD $
April 2014 - September 2014		1,000 bbl/d	105.00 - 112.00 USD $
April 2014 - December 2014		1,000 bbl/d	106.00 - 110.73 USD $
Dated Brent - Swap
January 2014 - March 2014		2,000 bbl/d	107.80 USD $
January 2014 - June 2014		1,000 bbl/d	107.25 USD $
January 2014 - June 2014	(2)	1,500 bbl/d	110.32 USD $
April 2014 - June 2014		1,250 bbl/d	109.74 USD $
January 2014 - December 2014		500 bbl/d	108.28 USD $
MSW - Fixed Price Sale (Physical)
January 2014 - March 2014		1,000 bbl/d	93.37 CAD $
April 2014 - June 2014		1,000 bbl/d	92.85 CAD $

21

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

13. DERIVATIVE INSTRUMENTS (Continued)

Canadian Natural Gas
AECO - Collar
January 2014 - December 2014		10,000 GJ/d	3.18 - 3.81 CAD $
AECO - Swap
January 2014 - December 2014		5,000 GJ/d	3.71 CAD $
AECO - Collar (Physical)	(3)
April 2012 - March 2014		5,500 GJ/d	2.60 - 3.78 CAD $
June 2012 - March 2014		3,000 GJ/d	2.30 - 3.75 CAD $
European Natural Gas
TTF - Swap
January 2014 - March 2014		16,200 GJ/d	7.88 EUR €
Electricity
AESO - Swap
January 2014 - December 2014		7.2 MWh/d	54.75 CAD $
AESO - Swap (Physical)
January 2013 - December 2015		72.0 MWh/d	53.17 CAD $

(1) Prior to the expiration of this swap, the counterparty has the option to extend the swap to June 30, 2014 at the contracted volume and price.

(2) Prior to the expiration of this swap, the counterparty has the option to extend the swap to December 31, 2014 at the contracted volume and price.

(3) Physical AECO collars have a funded cost of $0.10/GJ.

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year ended
($M)	Dec 31, 2013	Dec 31, 2012
Fair value of contracts, beginning of year	(6,398)	(12,149)
Reversal of opening contracts settled during the year	6,398	12,149
Realized loss on contracts settled during the year	(7,082)	(12,737)
Unrealized loss during the year on contracts outstanding at the end of the year	(1,287)	(6,398)
Net payment to counterparties on contract settlements during the year	7,082	12,737
Fair value of contracts, end of year	(1,287)	(6,398)
Comprised of:
Current derivative asset	2,285	2,086
Current derivative liability	(3,572)	(8,484)
Fair value of contracts, end of year	(1,287)	(6,398)

The loss on derivative instruments for 2013 and 2012 are comprised of the following:

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Realized loss on contracts settled during the year	7,082	12,737
Reversal of opening contracts settled during the year	(6,398)	(12,149)
Unrealized loss during the year on contracts outstanding at the end of the year	1,287	6,398
Loss on derivative instruments	1,971	6,986

22

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of the following:

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Changes in:
Accounts receivable	12,446	(818)
Crude oil inventory	8,576	(11,661)
Prepaid expenses	(840)	2,375
Accounts payable and accrued liabilities and income taxes payable	(4,944)	(18,836)
Movements in foreign exchange rates	(7,508)	(1,881)
Changes in non-cash working capital	7,730	(30,821)
Changes in non-cash operating working capital	49,421	(47,409)
Changes in non-cash investing working capital	(41,691)	16,588
Changes in non-cash working capital	7,730	(30,821)

15. SEGMENTED INFORMATION

Vermilion has operations principally in Canada, France, the Netherlands, Australia and Ireland. Vermilion’s operating activities in each country relate solely to the exploration, development and production of petroleum and natural gas. Vermilion has a Corporate head office located Calgary, Alberta. Costs incurred in the Corporate segment relate to our global hedging program and expenses incurred in financing and managing our operating business units.

Vermilion’s chief operating decision maker reviews the financial performance of the Company by assessing the fund flows from operations of each country individually. Fund flows from operations provides a measure of each business unit’s ability to generate cash (that is not subject to short-term movements in non-cash operating working capital) necessary to pay dividends, fund asset retirement obligations, and make capital investments.

Prior to the year ended December 31, 2013, Vermilion’s segmented disclosure provided a breakdown by country of operating income, which excluded general and administration expense, current income taxes, interest expense, realized foreign exchange, and realized other income. In addition, the prior year disclosure presented the results of the Canada and Corporate segments as a combined segment. The 2013 presentation is now expanded to reflect all of the directly attributable revenue and expenditures for each of Vermilion’s business units in addition to the newly segregated corporate segment.

	Year Ended December 31, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Corporate	Total
Total assets	1,212,056	901,582	228,869	322,773	747,882	295,557	3,708,719
Drilling and development	232,858	96,479	28,543	77,931	90,898	2,228	528,937
Exploration and evaluation	8,339	3,899	-	-	-	1,551	13,789
Oil and gas sales to external customers	382,005	453,315	139,570	298,945	-	-	1,273,835
Royalties	(40,891)	(27,045)	-	-	-	-	(67,936)
Revenue from external customers	341,114	426,270	139,570	298,945	-	-	1,205,899
Transportation expense	(12,254)	(12,505)	-	-	(4,165)	-	(28,924)
Operating expense	(55,804)	(66,997)	(20,617)	(51,625)	-	-	(195,043)
General and administration	(12,979)	(19,657)	(2,724)	(5,752)	(1,442)	(7,356)	(49,910)
Corporate income taxes	-	(94,524)	(34,132)	(31,735)	-	(1,403)	(161,794)
PRRT	-	-	-	(56,565)	-	-	(56,565)
Interest expense	-	-	-	-	-	(38,183)	(38,183)
Realized loss on derivative instruments	-	-	-	-	-	(7,082)	(7,082)
Realized foreign exchange loss	-	-	-	-	-	(1,866)	(1,866)
Realized other income	-	-	-	-	-	994	994
Fund flows from operations	260,077	232,587	82,097	153,268	(5,607)	(54,896)	667,526

23

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

15. SEGMENTED INFORMATION (Continued)

	Year Ended December 31, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Corporate	Total
Total assets	1,112,335	868,300	156,620	296,169	576,904	65,929	3,076,257
Drilling and development	232,903	47,382	21,052	49,389	58,764	3,731	413,221
Exploration and evaluation	38,871	-	272	-	-	174	39,317
Oil and gas sales to external customers	304,202	388,410	123,528	266,963	-	-	1,083,103
Royalties	(31,667)	(20,417)	-	-	-	-	(52,084)
Revenue from external customers	272,535	367,993	123,528	266,963	-	-	1,031,019
Transportation expense	(8,321)	(8,236)	-	-	(7,556)	-	(24,113)
Operating expense	(55,418)	(54,907)	(19,149)	(48,968)	-	-	(178,442)
General and administration	(12,344)	(15,009)	(1,329)	(3,715)	(1,346)	(10,030)	(43,773)
Corporate income taxes	-	(63,006)	(25,648)	(31,607)	-	(1,582)	(121,843)
PRRT	-	-	-	(60,070)	-	-	(60,070)
Interest expense	-	-	-	-	-	(27,586)	(27,586)
Realized loss on derivative instruments	-	-	-	-	-	(12,737)	(12,737)
Realized foreign exchange gain	-	-	-	-	-	2,804	2,804
Realized other expense	-	-	-	-	-	(7,531)	(7,531)
Fund flows from operations	196,452	226,835	77,402	122,603	(8,902)	(56,662)	557,728

Reconciliation of fund flows from operations to net earnings

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Fund flows from operations	667,526	557,728
Equity based compensation	(60,845)	(47,104)
Unrealized gain on derivative instruments	5,111	5,751
Unrealized foreign exchange gain (loss)	52,028	(4,350)
Unrealized other expense	(1,451)	(1,220)
Accretion	(24,565)	(23,040)
Depletion and depreciation	(322,386)	(295,943)
Deferred taxes	(35,177)	19,291
Impairment (recovery)	47,400	(65,800)
Gain on acquisition	-	45,309
Net earnings	327,641	190,622

Vermilion has two major customers with revenues in excess of 10% within the France and Netherlands segments. Sales to the major customer in the France segment for year ended December 31, 2013 were $453.3 million (2012 - $380.6 million). All sales in the Netherlands segment were to one customer.

16. COMMITMENTS

Vermilion had the following future commitments associated with its operating leases as at December 31, 2013:

($M)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Payments by period	19,038	29,489	23,919	62,211	134,657

In addition, Vermilion has various other commitments associated with its business operations; none of which, in management’s view, are significant in relation to Vermilion’s financial position.

24

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

17. CASH AND CASH EQUIVALENTS

Cash and cash equivalents was comprised of the following:

($M)	Dec 31, 2013	Dec 31, 2012
Money on deposit with financial institutions	379,936	78,396
Short-term investments	9,623	23,729
Cash and cash equivalents	389,559	102,125

18. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (a non-standardized measure, which is defined by management as long-term debt as shown on the consolidated balance sheets plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations (a non-standardized measure, defined by management as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled), is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

Additionally, Vermilion monitors the ratio of net debt to fund flows from operations. Vermilion typically strives to maintain a ratio of net debt to fund flows from operations near 1.0. In a commodity price environment where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2013	Dec 31, 2012
Long-term debt	990,024	642,022
Current liabilities	347,444	355,711
Current assets	(587,783)	(320,502)
Net debt [1]	749,685	677,231
Cash flows from operating activities	705,025	496,580
Changes in non-cash operating working capital	(49,421)	47,409
Asset retirement obligations settled	11,922	13,739
Fund flows from operations [2]	667,526	557,728
Ratio of net debt to fund flows from operations ([1] ÷ [2])	1.1	1.2

The ratio of net debt to fund flows from operations for the year ended December 31, 2013 was relatively consistent with same period in 2012 as fund flows from operations increased proportionately with net debt. The increase in net debt was the result of the Northern acquisition in the fourth quarter of 2013 and current year capital expenditures pertaining to the Ireland assets, which are currently under development.

25

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

19. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2013 and December 31, 2012:

				As at Dec 31, 2013		As at Dec 31, 2012
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	389,559	389,559	102,125	102,125	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange (gain) loss and impairments are recognized as general and administration expense	167,618	167,618	180,064	180,064	Not applicable
Derivative assets	Derivative instruments	HFT	Loss on derivative instruments	2,285	2,285	2,086	2,086	Level 2
Derivative liabilities	Derivative instruments	HFT	Loss on derivative instruments	(3,572)	(3,572)	(8,484)	(8,484)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	(288,257)	(288,257)	(319,518)	(319,518)	Not applicable
	Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(990,024)	(998,648)	(642,022)	(656,315)	Not applicable

The accounting designations used in the above table refer to the following:

HFT – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and are subsequently measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

26

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

19. FINANCIAL INSTRUMENTS (Continued)

Nature and Extent of Risks Arising from Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Currency risk:

Vermilion conducts business in foreign currencies in addition to Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash and cash equivalents, receivables, payables and derivative assets and liabilities. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. During the period covered by these consolidated financial statements, Vermilion did not use derivative financial instruments to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses derivative financial instruments as part of its risk management program to mitigate the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Interest rate risk:

Vermilion’s long-term debt is comprised of borrowings under the revolving credit facility and the Company’s senior unsecured notes. Borrowings under the revolving credit facility bear interest at market rates plus applicable margins and as such changes in interest rates could result in an increase or decrease in the amount Vermilion pays to service this debt. The senior unsecured notes bear interest at a fixed 6.5% interest rate and as such, changes in prevailing interest rates would affect the fair value of these notes. However, as Vermilion does not intend to settle this debt prior to maturity, the notes are carried at amortized cost and changes in fair value do not affect net earnings.

The nature of these risks and Vermilion’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at December 31, 2013, Vermilion’s maximum exposure to receivable credit risk was $169.9 million (December 31, 2012 - $182.2 million) which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are primarily due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, have been satisfactorily reviewed by Vermilion for creditworthiness. Additionally, cash and cash equivalents consist of moneys on deposit and short-term investments which may be subject to counterparty credit risk. Vermilion mitigates this risk by transacting with North American institutions with high third party credit ratings.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

Vermilion’s derivative financial instruments settle on a monthly basis.

27

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

19. FINANCIAL INSTRUMENTS (Continued)

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at December 31, 2013 and December 31, 2012:

		Later than	Later than	Later than
		one month and	three months and	one year and
	Due in	not later than	not later than	not later than
($M)	one month	three months	one year	five years
December 31, 2013	154,176	118,764	15,317	991,898
December 31, 2012	109,312	209,783	423	644,784

Market risk:

Vermilion’s financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on comprehensive income before tax would be for the year ended December 31, 2013 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date. The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		Before tax effect on comprehensive
		income - increase (decrease)
Risk ($M)	Description of change in risk variable	Dec 31, 2013	Dec 31, 2012
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(14,276)	(6,476)
	Euro by 5% over the relevant closing rates
	Decrease in strength of the Canadian dollar against the	14,276	6,476
	Euro by 5% over the relevant closing rates
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	(4,420)	(1,971)
	US$ by 5% over the relevant closing rates
	Decrease in strength of the Canadian dollar against the	4,420	1,971
	US$ by 5% over the relevant closing rates
Commodity price risk	Increase in relevant oil reference price within option pricing models used to determine	(12,291)	(12,908)
	the fair value of financial derivatives by US$5.00/bbl at the relevant valuation dates
	Decrease in relevant oil reference price within option pricing models used to determine	11,376	12,296
	the fair value of financial derivatives by US$5.00/bbl at the relevant valuation dates
Interest rate risk	Increase in average Canadian prime interest rate	(4,945)	(2,007)
	by 100 basis points during the relevant periods
	Decrease in average Canadian prime interest rate	4,945	2,007
	by 100 basis points during the relevant periods

Reasonably possible changes in natural gas prices would not have had a material impact on comprehensive income for the years ended December 31, 2013 and 2012.

20. RELATED PARTY DISCLOSURES

The compensation of directors and management are reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2013 and December 31, 2012:

	Year Ended
($M)	Dec 31, 2013	Dec 31, 2012
Short-term benefits	6,308	6,545
Share-based payments	19,302	15,428
	25,610	21,973
Number of individuals included in the above amounts	17	19

28

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

21. WAGES AND BENEFITS

Included in operating expenses and general and administrative expenses for the year ended December 31, 2013 were $53.2 million and $45.9 million of wages and benefits, respectively (2012 – $45.3 million and $30.9 million, respectively).

22. SUBSEQUENT EVENTS

Purchase and Sale Agreement with GDF Suez E&P Deutschland GmbH

On November 6, 2013, Vermilion announced that it entered into a definitive purchase and sale agreement with GDF Suez E&P Deutschland GmbH (“GDF”) whereby Vermilion, through its wholly-owned subsidiary, will acquire GDF’s 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. GDF is an affiliate of GDF Suez S.A., a publicly traded, French multinational utility. In addition, the acquisition also includes the purchase of 0.4% of the equity of Ergas Munster GmbH (“EGM”), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany. The acquisition represents Vermilion’s entry into the German E&P business, a producing region with a long history of oil and gas development activity, low political risk and strong marketing fundamentals. The acquisition is well aligned with Vermilion’s European focus, and will increase its exposure to the strong fundamentals and pricing of the European natural gas markets. The acquisition closed in February of 2014 for cash proceeds of approximately $172.0 million plus customary working capital adjustments.

Given the recent timing of the acquisition, the Company has not yet completed the accounting for the acquisition and accordingly not all relevant disclosures are available for the business combination. The Company will report the purchase price allocation in the Company’s consolidated financial statements for the three months ended March 31, 2014.

29

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo

Calgary, Alberta

Claudio A. Ghersinich [2,5]

Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]

Chairman, Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.

Calgary, Alberta

Loren M. Leiker [5]

Houston, Texas

William F. Madison [2,4,5]
Sugar Land, Texas

Timothy R. Marchant [3,4,5]
Calgary, Alberta

[1] Chairman of the Board

[2] Audit Committee

[3] Governance and Human Resources Committee

[4] Health, Safety and Environment Committee

[5] Independent Reserves Committee

ANNUAL GENERAL MEETING

May 2, 2014
10:00 AM MST
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.
Chief Executive Officer

Anthony Marino, P.Eng.
President & COO

John D. Donovan, FCA

Executive Vice President Business Development

Curtis W. Hicks, CA

Executive Vice President & CFO

Mona Jasinski, M.B.A., C.H.R.P.

Executive Vice President People

Terry Hergott, CMA

Vice President Marketing

Daniel Goulet, P.Eng.

Director Corporate HSE

Michael Kaluza, P.Eng.

Director Canada Business Unit

Dean N. Morrison, CFA

Director Investor Relations

Mike Prinz

Director Information Technology

Jenson Tan, P.Eng.

Director New Ventures

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

EUROPE

Gerard Schut, P.Eng.

Vice President European Operations

Darcy Kerwin, P.Eng.

Managing Director

France Business Unit

Neil Wallace

Managing Director

Netherlands Business Unit

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director

Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

The Toronto-Dominion Bank
Calgary, Alberta

National Bank of Canada
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Wells Fargo Bank N.A., London Branch
London, England

HSBC Bank Canada
Calgary, Alberta

JPMorgan Chase Bank, N.A., Toronto Branch
Toronto, Ontario

La Caisse Centrale Desjardins du Québec
Montréal, Quebec

Citibank N.A., Canadian Branch
Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fullbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Dean Morrison, Director Investor Relations

30

Vermilion Energy Inc.	2013 Audited Annual Financial Statements - Exhibit 99.3

VERMILION
ENERGY

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Vermilion Energy Inc.

3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com